MICHAEL J. RADMER
Partner
(612) 340-2724
Fax: (612) 340-8738
radmer.michael@dorsey.com

September 2, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

Re:	Advantus Series Fund, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 10, 2011
Definitive Proxy Statement on Schedule 14A
Filed September 2, 2011
File No. 811-04279

Dear Sir/Madame:

     On behalf of our client, Advantus Series Fund, Inc. (“Advantus” or the “Company”), we are transmitting Advantus’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the telephone conversation between Mr. Sonny Oh and my colleague, Alex Phung, on August 18, 2011 (the “Telephone Comments”), with respect to Advantus’s Preliminary Proxy Statement on Schedule 14A, File No. 811-04279, filed on August 10, 2011 (the “Preliminary Proxy Statement”).

     On the date hereof, Advantus filed pursuant to Regulation S-T (17 CFR 232) a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) incorporating the comments and responses described herein. This Definitive Proxy Statement will be mailed to shareholders on September 8, 2011.

     To facilitate the Staff’s review, we have included in this letter the numbered comments from the Telephone Comments in bold text and have provided Advantus’s responses immediately following each numbered comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Definitive Proxy Statement.

1. Second page of the Letter to Contract Owners (Preliminary Proxy Statement): Please revise the first sentence of the third paragraph that begins with “Whether or not you plan to attend the Meeting…” to clarify what happens to a completed and returned voting instruction form in the event that the Contract Owner decides to attend the Meeting.

     Response: In response to the Staff’s comment, Advantus has revised the paragraph on the second page of the Letter to Contract Owners to explain that a Contract Owner may revoke his or her previous voting instructions if the Contract Owner decides to attend the meeting and vote in person.

U.S. Securities and Exchange Commission
September 2, 2011

2. First Page of the Notice of Special Meeting of Shareholders (Preliminary Proxy Statement): Please revise the definition of “Minnesota Life Companies” to identify the “affiliated insurance company”.

     Response: In response to the Staff’s comment, Advantus revised such definition on the first page of the Notice of Special Meeting of Shareholders to identify the “affiliated insurance company” as Securian Life Insurance Company.

3A. Second Page of the Notice of Special Meeting of Shareholders (Preliminary Proxy Statement): Please clarify in the first paragraph that August 23, 2011 is the record date.

     Response: In response to the Staff’s comment, Advantus revised such paragraph on the second page of the Notice of Special Meeting of Shareholders to read: “As a Contract Owner, you are entitled to provide voting instructions at the Meeting and any adjournment(s) or postponement(s) thereof if you indirectly participated in any Fund listed above at the close of business on the record date, which is August 23, 2011.”

3B. Page One of the Preliminary Proxy Statement: Please specify the record date in the first paragraph.

     Response: In response to the Staff’s comment, Advantus added the following sentence to the end of such paragraph on page 1: “Only Contract Owners who indirectly participated in any Fund at the close of business on August 23, 2011 (the “Record Date”) are entitled to provide voting instructions.”

4. General: Please confirm defined terms have been defined and used consistently throughout the filing. For example:
     4A. References to “variable annuity contracts and variable life insurance policies” should be revised to use either the term “contracts” or “policies”, but not both.
     4B. Define “Minnesota Life Companies” in the Proxy Statement.
     4C. Define “Directors” in the Letter to Contract Owners and the Notice of Special Meeting of Shareholders.
     4D. Where a defined term is used prior to the definition of such term, please add “(as defined below)” after such use, such as the usage of “Prior Advisory Agreement”, “Prior Sub-Advisory Agreement”, “Audit Committee Charter”, “Governance Committee Charter”, and “Restated Rule 12b-1 Distribution Plan” in the last paragraph of Page Two of the Preliminary Proxy Statement.

     Response: In response to the Staff’s comment, with respect to Comment 4A, references to “variable annuity contracts and variable life insurance policies” remained the same as Advantus believes that these terms accurately reflect the terms used in connection with the insurance products purchased by the Contract Owners. With respect to Comment 4B, Minnesota Life Companies has been defined in the Definitive Proxy Statement on page 2. With respect to Comment 4C, “Directors” is no longer a defined term in the Letter to Contract Owners and Notice of Special Meeting of Shareholders. With respect to Comment 4D, Advantus made the revisions reflected in the Definitive Proxy Statement. See page 2.

U.S. Securities and Exchange Commission
September 2, 2011

5. Table Containing Information About the Nominees; Pages Four through Six of the Preliminary Proxy Statement: In the first column header, replace “Year of Birth” with “Age” and replace the year of birth of each Nominee with the age of such Nominee.

     Response: In response to the Staff’s comment, Advantus made the revisions reflected in the Definitive Proxy Statement on pages 4 through 8.

6. Table Containing Information About Other Executive Officers; Page Seven through Eight of the Preliminary Proxy Statement: In the fourth column, please clarify dates in the provided information and disclose years at each of the positions listed.

     Response: In response to the Staff’s comment, Advantus responds by clarifying that the dates “1997-1” and “1998-1” are part of the legal names of the entities holding legal title to mortgages beneficially owned by certain clients of the Investment Adviser. In further response to the Staff’s comment, Advantus made such revisions reflected in the Definitive Proxy Statement to disclose the years at each of the positions listed on pages 7 through 8.

7. Table Containing Total Compensation; Page Ten of the Preliminary Proxy Statement: Please confirm that there are no officers that have aggregate compensation from Advantus for the most recently completed fiscal year in excess of $60,000.

     Response: Confirmed. The officers of Advantus are paid by Minnesota Life Companies and not Advantus. Advantus’s Secretary, Michael J. Radmer, receives no compensation from either Advantus or Minnesota Life, however his law firm, Dorsey & Whitney, LLP, receives legal fees in connection with the work it performs for both. Vikki Bailey is paid by Advantus for her role as Chief Compliance Officer, however it is the Company’s position that she is not a “corporate” officer of Advantus. The Company has disclosed information on Ms. Bailey in its prior and current Statements of Additional Information.

8. Page Ten of the Preliminary Proxy Statement: Please disclose whether the Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. Also, please confirm that all disclosures required under Item 22(b)(14) have been made.

     Response: In response to the Staff’s comment, Advantus has revised such section on page 11 to include the following sentence: “The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.” In further response to the Staff’s comment, Advantus confirmed that all other disclosures required under Item 22(b)(14) have been made.

9. Page Thirteen of the Preliminary Proxy Statement: Please clarify in Proposal 2 that all Funds but the Money Market Portfolio have two classes of shares and that each class is entitled to vote on the Reorganization.

     Response: In response to the Staff’s comment, Advantus added the following sentence to the end of the first paragraph on page 13 of the Definitive Proxy Statement: “Each Fund but the Money Market Portfolio has two classes of shares, and each class is entitled to vote on this Proposal 2.”

U.S. Securities and Exchange Commission
September 2, 2011

10. First Sentence of the Last Paragraph on Page Thirteen of the Preliminary Proxy Statement: Please revise such sentence to clarify which individuals will be elected as directors and trustees of the Trust and New Funds.

     Response: In response to the Staff’s comment, Advantus deleted the parenthetical “(except for the new Nominees)” on page 13.

11. Second Bullet Point on Page Fifteen of the Preliminary Proxy Statement: Please provide additional brief examples, such as provided in the bullet point on Page Fourteen of the Preliminary Proxy Statement.

     Response: In response to the Staff’s comment, Advantus made the revisions reflected in the Definitive Proxy Statement on page 15.

12. First Sub-Bullet Point on Page Sixteen of the Preliminary Proxy Statement: Reference is made to a New Fund being treated as a partnership, disregarded entity or RIC for federal tax purposes. Please provide additional language explaining the concept of a disregarded entity, describing how such New Fund could be treated as a disregarded entity and the impact on such New Fund if it is treated as a disregarded entity for federal tax purposes. Proposal 2 discusses the results of treating a New Fund as a partnership and as a RIC, so to parallel such discussion, additional language regarding disregarded entity status should be added.

     Response: In response to the Staff’s comment, Advantus made such revisions and provided additional language regarding disregarded entity status on page 17. In addition, for the sake of consistency, Dorsey & Whitney LLP has added similar language to the legal opinion it is giving under the Agreement and Plan of Reorganization. The Agreement and Plan of Reorganization has been revised to take into account the additions to the legal opinion. Such revisions are reflected in Exhibit B to the Definitive Proxy Statement on pages B-15 through B-18.

13. Second Bullet Point on Page Sixteen of the Preliminary Proxy Statement: Please clarify how allocation of costs would impact the net asset value of the Funds. The last sentence of the first paragraph on Page Fourteen of the Preliminary Proxy Statement may need to be revised depending on whether there is any impact.

     Response: In response to the Staff’s comment, Advantus revised the last sentence of the fourth bullet point on page 16 as follows: “The Funds’ portion of the costs is directly related to the election of directors, which the Fund is required by law to undertake from time to time. The Funds’ costs will be allocated to each Fund on the basis of their respective net asset values, and for all practical purposes, the effect of these costs on the net asset value of the Funds will not cause a shareholder’s financial interest in the Funds to change as a result.”In addition, the Company revised the last sentence of the first paragraph on page 14 of the Definitive Proxy Statement as follows: “For all practical purposes, a shareholder’s financial interest in the Fund, net of the Fund’s portion of the cost of preparing, printing and mailing the Proxy Statement and soliciting and tabulating voting instructions, would not change.”

U.S. Securities and Exchange Commission
September 2, 2011

14. Second and Third Bullet Points on Page Eighteen of the Preliminary Proxy Statement: Please revise the language in the two bullet points given the language on Pages Fourteen and Fifteen regarding the comparison between a Fund and its corresponding New Fund in terms of operations.

     Response: In response to the Staff’s comment, Advantus revised each of the two bullets points on page 18 to reflect that the agreements pre-Closing and post-Closing are “substantially identical” rather than “substantially similar”.

15. First Sentence in the First Paragraph on Page Fourteen of the Preliminary Proxy Statement: Please clarify whether the “effective date of the Reorganization” is the Closing Date of the Reorganization.

     Response: In response to the Staff’s comment, Advantus revised such sentence on page 14 as follows: “On the Closing Date of the Reorganization, shareholders of a Fund will own shares of a corresponding New Fund that are equal in number and in value to the shares of the Fund.”

16. Pages Eighteen and Nineteen of the Preliminary Proxy Statement: Please confirm whether the opinions are based on a favorable private letter ruling from the IRS.

     Response: Such opinions are not based on a favorable private letter ruling from the IRS.

17. Sections 1.b. and 1.c. on Page Twenty of the Preliminary Proxy Statement: Please define “Majority Shareholder” and “Minority Shareholder” when first used, rather than on Page Twenty-Two of the Preliminary Proxy Statement.

     Response: In response to the Staff’s comment, Advantus made such revisions reflected in the Definitive Proxy Statement on pages 20 through 21.

18. Sections 1, 2.b. and 2.c. on Page Twenty-One of the Preliminary Proxy Statement: Sections 2.b. and 2.c. address whether there will be income, gain or loss by reason of the Reorganization if a New Fund makes an election to be treated as a RIC. Section 1 should provided parallel language addressing whether there will be income, gain or loss by reason of the Reorganization if a New Fund does not make an election to be treated as a RIC.

     Response: The tax rules that apply to the Reorganization, and the exact tax consequences of the Reorganization to the Fund shareholders, the Funds and the New Funds, will differ depending on whether or not a RIC election is made with respect to a particular New Fund, and, in cases where no RIC election is made, depending on whether the New Fund is treated as a partnership or disregarded entity immediately following the Reorganization. Where a RIC election is made, the Reorganization will be governed by Section 368 of the Internal Revenue Code, which concerns tax-free reorganizations. If no RIC election is made, the transaction will be treated as a complete liquidation of a controlled subsidiary under Code Section 332, followed by a contribution to a partnership if the New Fund is treated as a partnership. If the New Fund is treated as a disregarded entity, the New Fund will be disregarded for federal income tax purposes and the sole shareholder will be treated as directly owning the assets of the New Fund.

U.S. Securities and Exchange Commission
September 2, 2011

Because of the technical differences in tax treatment, it would be incorrect under the applicable tax laws to make the language in Section 2 and Section 3 of the Definitive Proxy Statement (Section 1 of the Preliminary Proxy Statement) identical or exactly parallel to the language in Sections 4.b and 4.c of the Definitive Proxy Statement (Sections 2.b and 2.c of the Preliminary Proxy Statement). However, we point out that Sections 2.b, 2.c, 2.d, and 2.f and Sections 3.b, 3.c and 3.g on pages 20 through 22 of the Definitive Proxy Statement address the issues of whether the Fund shareholders, the Funds and the New Funds will recognize income, gain or loss as a result of the Reorganization. We note that while each of the Funds will recognize gain, but not loss, as described in Section 2.c, this recognized gain will not result in tax liability pursuant to the effect of other tax rules, as described in Section 2.d of the Definitive Proxy Statement. See pages 20 through 22 of the Definitive Proxy Statement.

19. Second to Last Paragraph on Page Twenty-Two of the Preliminary Proxy Statement: Please reconcile percentages with percentages in “Fund Shares Owned by the Minnesota Life Companies” on Page Thirty-One of the Preliminary Proxy Statement.

     Response: In response to the Staff’s comment, Advantus has made such revisions, as reflected on page 24 of the Definitive Proxy Statement. We note that the reference to 80% of the total voting power and 80% of the total value of the stock of each Fund is a reference to the applicable tax rules and cannot be replaced with the actual percentage stock ownership. However, we have added language to reconcile these percentages.

20. Last Sentence of the Third Paragraph Under “Summary of the Reorganization Agreement” on Page Twenty-Three of the Preliminary Proxy Statement: Please clarify the basis on which securities may be uncertificated.

     Response: In response to the Staff’s comment, Advantus deleted and replaced such sentence on page 25 with the following: “Neither the DSTA nor the Declaration of Trust require that the New Fund shares be represented by certificates. As such, the New Fund will not issue certificates representing the New Fund shares issued in connection with the exchange.”

* * * *

U.S. Securities and Exchange Commission
September 2, 2011

Advantus acknowledges the following:

–	Advantus is responsible for the adequacy and accuracy of the disclosure in the filings;

–	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

–	Advantus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If any questions should arise in connection with this submission, please contact me at (612) 340-2724 or radmer.michael@dorsey.com. In my absence, please contact my colleague, James Grant, at (612) 492-6135 or grant.james@dorsey.com.

Best regards,

Michael J. Radmer